NOVATION OF DISTRIBUTION AGREEMENT
NEUBERGER BERMAN ALTERNATIVE FUNDS
This Novation of Distribution Agreement (“Novation”) is entered into as of the 1st day of July, 2016 by and among Neuberger Berman Management LLC, a Delaware limited liability company  (“NB Management”), Neuberger Berman LLC, a Delaware limited liability company (“NB LLC”), and Neuberger Berman Alternative Funds, a Delaware statutory trust (the “Trust”), on behalf of all series whether now existing or hereafter established that are subject to the Distribution Agreement    (as defined below) (hereinafter, “Series” shall refer to each Series which is subject to this Novation).
WITNESSETH:
WHEREAS, the Trust has retained NB LLC to furnish certain distribution, shareholder, and administrative services to the Series pursuant to the Distribution Agreements dated December 29, 2010 and December 31 , 2013 by and between NB Management and the Trust on behalf of the Series (the “Distribution Agreements”);
WHEREAS, NB LLC is registered with the Securities and Exchange Commission as a broker-dealer under the Investment Advisers Act of 1940, as amended:
WHEREAS, NB Management, NB LLC and each Series desire that NB LLC be substituted for NB Management under the Distribution Agreements in a transaction that does not result in a change  of actual control or management of the distributor to the Trust in accordance with Rule 2a-6 under   the Investment Company Act of 1940, as amended (the “1940 Act”), and is therefore not an “assignment” for purposes of Section 15(a)(4) of the 1940 Act; and
WHEREAS, NB Management desires to effect a novation of the Distribution Agreements so that NB LLC is substituted for NB Management as a party to such agreement and NB Management    is released from its obligations under the Distribution Agreements, NB LLC desires to accept the novation thereof: and the Trust, on behalf of each Series, desires to consent to such novation.
NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:
1. Novation and Acceptance. Subject to the terms and conditions contained herein. NB Management hereby effects a novation of the Distribution Agreements to substitute NB LLC for NB Management as a party to such agreement, and the Trust hereby consents to such Novation and  hereby releases NB Management from all of its duties and obligations under the Distribution Agreements, and NB LLC hereby accepts the Novation and hereby releases NB Management from   all of its duties and obligations under the Distribution Agreements and assumes all rights, duties and obligations of NB Management under the Distribution Agreements.

2. Term. The Novation shall become effective as of the date hereof and shall extend for  so long as the terms specified in Section 9 of the Distribution Agreements are satisfied or until terminated in accordance with the Distribution Agreements.
3. No Termination. The parties agree that the Novation shall not constitute an “assignment” of the Distribution Agreements for purposes of Section 9(c) of the Distribution Agreement or the 1940 Act, and that the Distribution Agreements, as so novated, shall remain in full force and effect after the Novation.
4. Technical Amendment. The parties agree that all references in the Distribution Agreements to NB Management shalt hereby be changed to NB LLC.
5. Execution in Counterparts. This Novation Agreement may be executed in multiple counterparts and all counterparts so executed will constitute one and the same agreement binding on all of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Novation of Distribution Agreement to be signed by their respective officers thereunto authorized, as of the day and year first above written.
NEUBERGER BERMAN
MANAGEMENT LLC

/s/ Robert Conti
Name: Robert Conti
Title: President

NEUBERGER BERMAN LLC

/s/ Robert Conti
Name: Robert Conti
Title: Managing Director

NEUBERGER BERMAN ALTERNATIVE FUNDS

/s/ Robert Conti
Name: Robert Conti
Title: Chief Executive Officer